AB 3/3/03

03002828

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED FEB 24 2003 WASH. D.C. 181

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 053416

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/18/01 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Silver Portal Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 Prospect street, Suite 220
(No. and Street)

La Jolla (City) CA (State) 92037 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jon K. Haahr 858-362-3550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pannell Kerr Forster
(Name – *if individual, state last, first, middle name*)

2020 Camino del Rio N., Suite 500, San Diego CA 92108
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 21 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jon K. Haahr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Silver Portal Capital, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LISA B. JANDT AUVIL
COMM. #1334083
Notary Public-California
SAN DIEGO COUNTY
My Comm. Exp. Dec 9, 2005

[signature]
Signature

Designated Principal
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOW
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SILVER PORTAL CAPITAL, LLC
ANNUAL FILING IN ACCORDANCE
WITH RULE 17a-5

FOR THE PERIOD OCTOBER 18, 2001 TO DECEMBER 31, 2002

TOGETHER WITH INDEPENDENT AUDITORS' REPORT THEREON

PKF

SILVER PORTAL CAPITAL, LLC

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Members' Capital	4
Statement of Cash Flows	5
Notes to Financial Statements	6-7
SUPPLEMENTARY SCHEDULES	
Computation of Net Capital under Rule 15c3-1	8
Computation of Reserve Requirements pursuant to Rule 15c3-3	9
Information Relating to the Possession or Control Requirements under Rule 15c3-3	10
INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL	11-12

PKF

Certified Public Accountants
A Professional Corporation

2020 Camino del Rio North
Suite 500
San Diego, CA 92108

Telephone (619) 238.1040
Telefax (619) 237.5177
www.pkfsandiego.com

INDEPENDENT AUDITORS' REPORT

Members of
Silver Portal Capital, LLC
La Jolla, CA

We have audited the accompanying statement of financial condition of Silver Portal Capital, LLC (the "Company"), (a California limited liability corporation) as of December 31, 2002, and the related statements of operations, members' capital, and cash flows for the period October 18, 2001 to December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silver Portal Capital, LLC as of December 31, 2002, and the results of its operations and its cash flows for the period October 18, 2001 to December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PKF

San Diego, California
February 3, 2003

PKF
Certified Public Accountants
A Professional Corporation

SILVER PORTAL CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

Cash	$ 83,345
Accounts receivable, net (Note 3)	2,940
Prepaid expenses	22,952
Total current assets	109,237
Fixed assets, net (Note 4)	114,286
Deposits	20,000
Total other assets	134,286
Total assets	$ 243,523

LIABILITIES AND MEMBERS' CAPITAL

Current liabilities:	
Accounts payable	$ 8,848
Total current liabilities	8,848
Long-term liabilities	6,667
Total liabilities	15,515
MEMBERS' CAPITAL	
Members' capital	877,047
Accumulated deficit	(649,039)
Total members' capital	228,008
Total liabilities and members' capital	$ 243,523

The accompanying notes are an integral part of the financial statements

SILVER PORTAL CAPITAL, LLC
STATEMENT OF OPERATIONS
For the period October 18, 2001 to December 31, 2002

Revenue:	
Fee revenue	$ 130,000
Total revenue	130,000
Costs and expenses:	
General and administrative	728,441
Total costs and expenses	728,441
Other income	83,170
Loss before provision for income taxes	(515,271)
Provision for income taxes	800
Net loss	$ (516,071)

The accompanying notes are an integral part of the financial statements

SILVER PORTAL CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
For the period October 18, 2001 to December 31, 2002

	Members' capital	Accumulated deficit	Total
Balance at October 18, 2001	$ 499,608	$ (132,968)	$ 366,640
Contributions	377,439	-	377,439
Net loss	–	(516,071)	(516,071)
Balance at December 31, 2002	$ 877,047	$ (649,039)	$ 228,008

The accompanying notes are an integral part of the financial statements

SILVER PORTAL CAPITAL, LLC
STATEMENT OF CASH FLOWS
For the period October 18, 2001 to December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (516,071)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	47,901
Changes in certain assets and liabilities:	
Accounts receivable	(2,051)
Other assets	45,263
Other liabilities	(350)
Net cash used in operating activities	(425,308)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture and equipment	(28,663)
Net cash used in investing activities	(28,663)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	320,000
Net cash provided by financing activities	320,000
Net decrease in cash	(133,971)
Cash at the beginning of the period	217,316
Cash at the end of the period	$ 83,345
Cash paid during the period for:	
Taxes	$ 800
Interest	$ -

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

During the period ended December 31, 2002, an asset with a fair value of $57,439 was contributed to the Company.

The accompanying notes are an integral part of the financial statements

SILVER PORTAL CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE 1 - ORGANIZATION

Silver Portal Capital, LLC (the "Company") was incorporated in California in September 2000 as Burland East, LLC. On May 29, 2001 the Company changed its name to Silver Portal Capital, LLC. The Company began doing business on October 18, 2001 as a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company operates as a fully disclosed broker-dealer pursuant to the exemptive provisions of SEC Rule 15c3-3 subparagraph (k)(2)(ii). To maintain this exemption, the Company does not hold customer funds and/or securities.

NOTE 2 - ACCOUNTING POLICIES

The financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents include amounts on deposit with financial institutions and investments maturing within 90 days.

Fee revenue, which result from the Company providing investment advisory services for the sale of limited partnership or membership interests under private offerings in the real estate industry and the structuring of joint ventures, are recorded as they are earned.

Other income consists primarily of reimbursement of operating expenses from a sublessor of office space.

NOTE 3 - ACCOUNTS RECEIVABLE

Accounts receivable consists of amounts due from Silver Portal Capital Advisors, an affiliate and to a lesser degree, amounts from a sublessor of office space from the Company. Due to the inability of the affiliate to pay the Company, the amount of $35,235 has been fully reserved.

NOTE 4 - FIXED ASSETS

Fixed assets are stated at cost. Depreciation is computed over the estimated useful life of the depreciable asset, ranging from three to seven years, using either the straight-line or declining balance methods.

Fixed assets:		
Computer and related equipment	$	37,373
Furniture and fixtures		67,766
Company vehicle		57,048
Accumulated depreciation		(47,901)
Net fixed assets	$	114,286

NOTE 5 -INCOME TAXES

Effective May 29, 2001, the Company elected to be taxed as a Limited Liability Corporation (LLC). Accordingly, revenues and expenses are reported on the members' individual income tax returns, and no provision for federal income taxes is included in the Company's financial statements. The $800 income tax provision represents the California minimum franchise tax paid by the Company in 2002.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company is involved in certain related party transactions with an affiliate, Silver Portal Capital Advisors ("Advisors"). For the period October 18, 2001 to December 31, 2002 Advisors was charged $35,235 by the Company for office rent and related expenses, which has not been collected and is fully reserved for in the accompanying financial statements as of December 31, 2002 (Note 3). In addition, the Company leases a portion of its office space to Wachovia Securities (formerly First Union Securities). For the period October 18, 2001 to December 31, 2002 Wachovia Securities paid the Company $76,060 for office rent and related expenses.

NOTE 7 - NET CAPITAL REQUIREMENTS

Under SEC Rule 15c3-1(a)(2), the Company is required to maintain a minimum net capital of $5,000, and shall not permit its aggregate indebtedness to all other persons to exceed 800% of its net capital. As of December 31, 2002 the Company had net capital of $67,830. This was $62,830 in excess of its required net capital for 2002. The Company's net capital ratio was 23% as of December 31, 2002. (See supplementary information for calculations).

SUPPLEMENTARY INFORMATION

SILVER PORTAL CAPITAL, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

Total assets	$	243,523
Total liabilities		15,515
Members' capital		228,008
Less non-allowable assets:		
Prepaid expenses	$	22,952
Deposit		20,000
Property and equipment		114,286
Account receivable		2,940
Net capital	$	67,830

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$	5,000
Net capital in excess of amount required	$	62,830
Aggregate indebtedness	$	15,515
Ratio of aggregate indebtedness to net capital		23%

RECONCILIATION WITH COMPANY'S COMPUTATION
(INCLUDED IN PART IIA OF FORM X-17A-5)

Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$	72,830
Adjustments, net		5,000
Net capital, as adjusted	$	67,830

SILVER PORTAL CAPITAL, LLC
COMPUTATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
For the period October 18, 2001 to December 31, 2002

The Company operates as a fully disclosed broker-dealer pursuant to the exemptive provisions of the SEC Rule 15c3-3 subparagraph (k)(2)(ii). To maintain this exemption, the Company does not hold customer funds and/or securities. If any customer funds and/or securities are received, they are to be promptly forwarded.

SILVER PORTAL CAPITAL, LLC
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not hold customer securities, and consequently qualifies for exemption under the provisions of the Rule.

PKF
Certified Public Accountants
A Professional Corporation

2020 Camino del Rio North
Suite 500
San Diego, CA 92108

Telephone (619) 238.1040
Telefax (619) 237.5177
www.pkfsandiego.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Members of
Silver Portal Capital, LLC
La Jolla, CA

In planning and performing our audit of the financial statements of Silver Portal Capital as of and for the period October 18, 2001 to December 31, 2002, we considered its internal controls, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements do not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we considered to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Silver Portal Capital for the period October 18, 2001 to December 31, 2002, and this report does not affect our report thereon dated February 3, 2003.

As a result of the Company's small size, the assignment of job responsibilities does not provide an adequate segregation of duties. Effective internal control contemplates a segregation of duties so that no one individual processes a transaction from its inception to its completion. While we recognize that the Company is not large enough to permit an adequate segregation of duties for an effective system of internal accounting control, it is important that you be aware of this condition.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

PKF

San Diego, California
February 3, 2003

PKF
Certified Public Accountants
A Professional Corporation